                                                Filed pursuant to Rule 424(b)(3)
                                                File No. 33-98876



                            SUNSHINE MERGER COMPANY

                         SUPPLEMENT DATED MARCH 5, 1996
                                       TO
               PROXY STATEMENT/PROSPECTUS DATED FEBRUARY 9, 1996


         The following supplements certain information presented in the Proxy Statement/Prospectus referenced above and describes a proposed transaction being undertaken by Sunshine and its principal subsidiary, SPMI, to ensure adequate funding is available for opportunities being developed in South America.

                              RECENT DEVELOPMENTS

PROPOSED OFFERING

         Sunshine, through SPMI, proposes to make an offering conducted in Europe (the "Notes Offering") pursuant to Regulation S promulgated under the Securities Act of 1933, as amended. It is currently anticipated that the Notes Offering will be consummated on or about March 21, 1996. SPMI currently estimates it will issue up to approximately $30 million aggregate principal amount of Senior Exchangeable Notes due 2000 (the "Notes") pursuant to the Notes Offering. The net proceeds from the Notes Offering (currently estimated to be approximately $27.25 million) will be used to fund development and exploration opportunities of the Company, and for working capital requirements of the Company.

         Set forth below are certain proposed terms that SPMI currently estimates will be the terms and provisions of the Notes and the Notes Offering. The Notes will bear interest at approximately 7 to 8% per annum and will mature four years after their issuance. The Notes may be exchanged at the option of the holder at any time after 40 days following the date of issuance and prior to maturity, unless previously redeemed. At any time after one year from the date of issuance and prior to maturity, SPMI may force the exchange of the Notes, in whole or in part, subject to certain restrictions. The Notes will initially be exchangeable into a specified number of shares of Common Stock of the Company at a specified exchange price per share ranging from the then current market price to a 5% premium over the then current market price per share, subject to reset and adjustment in certain events. SPMI may redeem the Notes at any time at their principal amount if United States withholding taxes are imposed on payments in respect of the Notes. The Notes will be guaranteed by Sunshine (and any successors thereof) and the guarantee will rank senior to all of its unsecured and subordinated obligations, including the currently outstanding Convertible Subordinated Reset Debentures due July 15, 2008. There can be no assurance that the Notes offering will be consummated, or if consummated, that the terms and provisions of the actual Notes and the Notes Offering will be the same as described herein.

         The Notes (and the underlying Common Stock) will not be registered under the Securities Act and may not be offered or sold in the United States without registration under the Securities Act or absent an applicable exemption from the registration requirements.

PIRQUITAS

         Initial results of the drilling and sampling program at the newly acquired Pirquitas property in northwest Argentina is confirming evidence of a large disseminated silver and tin ore body, that could be developed by standard low-cost open pit techniques.

         A 1992 report on the property, supported by extensive underground sampling data, estimated a resource of some 39 million short tons containing
3.50 to 5.25 ounces of silver per ton and between 0.2 and 0.4% tin, for a total contained metal content of 134 to 202 million ounces of silver and between 154 and 308 million pounds of tin (equivalent to 2.9 to 4.9 million ounces of gold at current prices). The same report also suggested the potential for the area to host significantly greater tonnages of similar mineralization.

         Work is currently underway to verify previously reported grades and establish ore reserves. The first part of this program is expected to be completed by mid-year. Selected assay results for the first three reverse circulation drill holes from surface, shown on the attached cross-section, are as follows:

         Drill Hole       Interval          Length           Silver Assay             Tin Assay
         ----------       --------          ------           ------------             ---------
         AR-1 P           305-440           135 ft.            9.3 oz/ton                0.69%
         AR-2 P           105-463           358 ft.           18.1 oz/ton                0.55%
         AR-3 P           230-358           128 ft.            9.3 oz/ton                0.24%

         In addition to the above drill results, the Company has received assays from the re-sampling of certain workings located above the water level in the mine, also shown on the attached cross-section. While initially not expected to be heavily mineralized, areas of considerable length contain significantly higher values than anticipated, as described below:

                 Adit             Length           Silver Assay              Tin Assay
                 ----             ------           ------------              ---------
                 Oploca-2           62 ft.           42.9 oz/ton              0.85%
                 Oploca-2           98 ft.            5.1 oz/ton              0.07%
                 Potosi-2          125 ft.            6.0 oz/ton              0.12%

         Because of the better than expected results of this initial drilling and sampling work, the Company is very encouraged about the property's potential to host an ore deposit of more than 130 million ounces of silver. The underground workings of the mine are now being dewatered and are being re-sampled as they become accessible to verify the data supporting the 1992 report. Underground core drilling to test for mineralization below the limits of the surface drilling will commence shortly thereafter.

                                    [MAP]

CERTAIN RISK FACTORS-DILUTION

         The following should be added to the end of the last sentence of the section "Certain Risk Factors-Dilution":

         "Additional dilution would result from the issuance of Common Stock upon the exchange of the Notes. See "Recent Developments" and "Capitalization."

CAPITALIZATION

         The following supplements the information presented under "Capitalization":

                "The following table sets forth the pro forma capitalization reflecting the Merger, assuming (i) the conversion of each share of Existing Common Stock into one share of New Common Stock, (ii) the conversion of each share of Preferred Stock into six (6) shares of New Common Stock and two Warrants, each to purchase one share of New Common Stock, (iii) transaction costs of $500,000 and (iv) the consummation of the Notes Offering as currently anticipated and set forth above under "Recent Developments" and the exchange of each of the Notes for New Common Stock.

                                                                         SEPTEMBER 30, 1995
                                                              -------------------------------------------
                                                                PRO FORMA                PRO FORMA
                                                                FOR NOTES             FOR CONVERSION
                                                              AND MERGER (1)      OF NOTES AND MERGER (2)
                                                              --------------      -----------------------
Long-term debt - 7 to 8 percent Exchangeable Senior
   Notes, issued by SPMI and guaranteed
   by SSC   . . . . . . . . . . . . . . . . . . . .        $     30,000            $        ---

Long-term debt - 9 percent Convertible Subordinated
   Reset Debentures due July 15, 2008   . . . . . .               1,519                   1,519
Stockholders' equity:
   Preferred Stock -
      aggregate redemption value:
      Pro forma - $0  . . . . . . . . . . . . . . .                 ---                     ---
   Common Stock - $.01 par value;
      400,000,000 shares authorized . . . . . . . .               2,398                   2,598
   Paid-in capital  . . . . . . . . . . . . . . . .             704,822                 731,872
   Deficit  . . . . . . . . . . . . . . . . . . . .            (618,237)               (618,237)
                                                           ------------            ------------
                                                                 88,983                 116,233

   Less treasury stock, at cost:
      3,664,289 shares  . . . . . . . . . . . . . .                  37                      37
                                                           ------------            ------------
      Total stockholders' equity  . . . . . . . . .              88,946                 116,196
                                                           ------------            ------------
      Total capitalization  . . . . . . . . . . . .        $    120,465            $    117,715
                                                           ============            ============

Shares outstanding:
   Preferred Stock  . . . . . . . . . . . . . . . .                 ---                     ---
   Common Stock   . . . . . . . . . . . . . . . . .         236,059,294             256,059,294
   Warrants ($2.12 exercise price)  . . . . . . . .          10,092,716              10,092,716
   Warrants ($1.92 exercise price)  . . . . . . . .          14,332,372              14,332,372

Pro Forma shares outstanding
  under alternative assumptions
  Shares outstanding (3):
   Preferred Stock  . . . . . . . . . . . . . . . .                 ---                     ---
   Common Stock   . . . . . . . . . . . . . . . . .         253,258,140             273,258,140
   Warrants ($2.12 exercise price)  . . . . . . . .          10,092,716              10,092,716
   Warrants ($1.92 exercise price)  . . . . . . . .          14,332,372              14,332,372
  Shares outstanding (4):
   Preferred Stock  . . . . . . . . . . . . . . . .                 ---                     ---
   Common Stock   . . . . . . . . . . . . . . . . .         242,508,861             262,508,861
   Warrants ($2.12 exercise price)                           10,092,716              10,092,716
  Shares outstanding (5):
   Preferred Stock  . . . . . . . . . . . . . . . .                 ---                     ---
   Common Stock   . . . . . . . . . . . . . . . . .         259,707,708             279,707,708
   Warrants ($2.12 exercise price)  . . . . . . . .          10,092,716              10,092,716

___________________________

(1) Assumes issuance of the Notes and that all holders of Preferred Stock choose to convert their shares of Preferred Stock into six (6) shares of Common Stock and two Warrants to purchase Common Stock pursuant to the Merger, resulting in the issuance of 42,997,116 shares of Common Stock and 14,332,372 Warrants to purchase Common Stock upon the conversion of all outstanding shares of Preferred Stock, based on the closing sales price of SSC's Common Stock on February 5, 1996, of $1.75 per share.

(2) Assumes that the Notes are converted into 20,000,000 shares of Common Stock at an assumed exchange price of $1.50 per share (the closing price of the Company's Common Stock on February 29, 1996). The net proceeds from issuance of the Notes is estimated to be approximately $27.25 million.

(3) Assumes all holders of Preferred Stock choose to convert their shares into the maximum of 8.4 shares of New Common Stock and two Warrants, resulting in the issuance of 60,195,962 shares of New Common Stock and 14,332,372 Warrants upon the conversion of all outstanding shares of Preferred Stock pursuant to the Merger, assuming the average closing price of the Company's common stock for the 120 NYSE trading days after the Effective Date is $1.25 or less per share.

(4) Assumes all holders of Preferred Stock choose to convert their shares into
    6.9 shares of New Common Stock and no Warrants, resulting in the issuance of 49,446,683 of New Common Stock and no Warrants, upon the conversion of all outstanding shares of Preferred Stock pursuant to the Merger, based on the closing price of the Company's Common Stock on February 5, 1996 of $1.75 per share.

(5) Assumes all holders of Preferred Stock choose to convert their shares into the maximum of 9.3 shares of New Common Stock and no Warrants, resulting in the issuance of 66,645,530 of New Common Stock and no Warrants upon the conversion of all outstanding shares of Preferred Stock pursuant to the Merger, assuming the average closing price of the Company's common stock for the first 120 NYSE trading days after the Effective Date is $1.25 or less per share."

COMPARATIVE PER SHARE DATA

         The following supplements the information presented under "Comparative Per Share Data":

      "The following table sets forth per share data of the Company on a pro forma basis after giving effect to the Merger on a retroactive basis and assuming that the Notes Offering is consummated and that each of the Notes has been exchanged for New Common Stock.

                                                                   HISTORICAL           PRO FORMA(1)(2)
                                                                   ----------           ---------------
 Income (loss) from continuing operations per common
         share before extraordinary item and
         cumulative effect of change in accounting
         principle:
     Fiscal year ended:
         December 31, 1992                                            $(0.44)               $(0.22)
         December 31, 1993                                             (0.25)                (0.13)
         December 31, 1994                                             (0.08)                (0.02)
     Nine months ended:
         September 30, 1994                                            (0.10)                 0.00
         September 30, 1995                                            (0.19)                (0.04)
 Book value per outstanding common share:
         December 31, 1994                                             (0.10)                 0.51
         September 30, 1995                                            (0.19)                 0.45

(1)      Assumes the exchange of Notes for 20,000,000 shares of Common
         Stock at an assumed exchange price of $1.50 per share (the closing price of the Company's Common Stock on February 29, 1996) and the issuance of 42,997,116 shares of New Common Stock and 14,332,372 Warrants upon the conversion of all outstanding shares of Preferred Stock pursuant to the Merger, resulting in the cancellation of the dividend and redemption rights of the Preferred Stock. Should all holders of Preferred Stock choose to convert their shares into 6.9 shares of New Common Stock (aggregating 49,446,683 shares of New Common Stock and no Warrants), pro forma book value per outstanding common share would be $0.49 and $0.44 at December 31, 1994, and September 30, 1995, respectively. The number of shares of New Common Stock assumed to be issued pursuant to the Merger was based upon the closing price of the Company's Common Stock on February 5, 1996 of $1.75 per share. The number of shares of New Common Stock to be issued is subject to adjustment. See "CAPITALIZATION," "THE MERGER PROPOSAL - CONVERSION OF SECURITIES IN THE MERGER" and "RECENT DEVELOPMENTS."

(2) Excludes the positive contribution to income applicable to common shares of the difference between the carrying value of the Preferred Stock, plus the amount of cumulative dividends in arrears, and the aggregate fair value of common stock and warrants issued. Such difference, which is currently estimated to exceed $30 million, would increase income applicable to common shares in the period the Merger is consummated."